SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
          _________________________________________________________

                                  FORM 11-K

                                ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


                                  (Mark One)

 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED EFFECTIVE OCTOBER 7, 1996].

                 For the fiscal year ended December 31, 2001

                                      OR

 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

          For the transition period from ____________ to

                       Commission File Number: 0-14112

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

 Jack Henry & Associates, Inc. 401(k) Employee Stock Ownership Plan and Trust

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Jack Henry & Associates, Inc.
                                663 Highway 60
                                 P.O. Box 807
                            Monett, Missouri 65708

                             REQUIRED INFORMATION

      The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

      1. Statement of Net Assets Available for Plan Benefits as of December 31, 2001, and 2000.

      2. Statement of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2001 and 2000.


 EXHIBIT

   23.  Independent Auditors' Consent



                                  SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                        JACK HENRY & ASSOCIATES, INC.
                401(K) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST


                               By: /s/ Kevin D. Williams
                                  ------------------------------------------
                                  Kevin D. Williams, Chief Financial Officer

 Date: June 28, 2002

                        JACK HENRY & ASSOCIATES, INC.
                        401(k) EMPLOYEE
                        STOCK OWNERSHIP PLAN


                        Financial Statements for the
                        Years Ended December 31, 2001 and 2000 and
                        Supplemental Schedule as of
                        December 31, 2001 and
                        Independent Auditors' Report

 JACK HENRY & ASSOCIATES, INC.
 401(k) EMPLOYEE STOCK OWNERSHIP PLAN


 TABLE OF CONTENTS
 ----------------------------------------------------------------------------

                                                                    Page

 INDEPENDENT AUDITORS' REPORT                                         1

 FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Plan Benefits
     at December 31, 2001 and 2000                                    2

   Statements of Changes in Net Assets Available for Plan
     Benefits for the Years Ended December 31, 2001 and 2000          3

   Notes to Financial Statements                                     4-6

 SUPPLEMENTAL SCHEDULE:

   Form 5500, Schedule H, Part IV, Line 4i - Schedule of
     Assets Held for Investment Purposes at December 31, 2001         7


 Other supplemental schedules not listed are omitted due to the absence of conditions under which they are required.

 INDEPENDENT AUDITORS' REPORT


 To the Board of Trustees of
   Jack Henry & Associates, Inc.
   401(k) Employee Stock Ownership Plan:

 We have audited the accompanying statements of net assets available for benefits of Jack Henry & Associates, Inc. 401(k) Employee Stock Ownership Plan (the "Plan") as of December 31, 2001 and 2000 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

 We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Jack Henry & Associates, Inc. 401(k) Employee Stock Ownership Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

 Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

 /s/ DELOITTE & TOUCHE LLP

 St. Louis, Missouri

 June 17, 2002

 JACK HENRY & ASSOCIATES, INC.
 401(k) EMPLOYEE STOCK OWNERSHIP PLAN

 STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
 DECEMBER 31, 2001 AND 2000
 ----------------------------------------------------------------------------

                                                        2001         2000

 ASSETS:
   Investments:
     Money market funds                            $    884,175  $    432,352
     Investments at fair value (Note 2)              64,834,856    80,666,041
                                                    -----------   -----------
            Total investments                        65,719,031    81,098,393

   Employer contributions receivable                  1,835,907     1,391,774
                                                    -----------   -----------
 NET ASSETS AVAILABLE FOR PLAN BENEFITS            $ 67,554,938  $ 82,490,167
                                                    ===========   ===========

 See notes to financial statements.

 JACK HENRY & ASSOCIATES, INC.
 401(k) EMPLOYEE STOCK OWNERSHIP PLAN

 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
 YEARS ENDED DECEMBER 31, 2001 AND 2000
 ----------------------------------------------------------------------------

                                                        2001          2000

 NET ASSETS AVAILABLE FOR PLAN BENEFITS,
   BEGINNING OF YEAR                               $ 82,490,167  $ 46,117,860
                                                    -----------   -----------
 ADDITIONS:
   Employer contributions                             3,576,961     2,711,480
   Participant contributions                          6,119,521     4,515,166
   Rollover accounts for new employees                1,680,943     1,415,906
   Interest and dividends                               251,616       192,316
   Loan interest                                         33,299        23,286
   Net appreciation in fair value of investments              -    28,500,010
                                                    -----------   -----------
            Total additions                          11,662,340    37,358,164

 DEDUCTIONS:
   Net depreciation in fair value of investments     21,965,156             -
   Distributions to participants                      4,592,426       971,695
   Administrative expenses                               39,987        14,162
                                                    -----------   -----------
            Total deductions                         26,597,569       985,857
                                                    -----------   -----------
 NET (DEDUCTIONS) ADDITIONS                         (14,935,229)   36,372,307
                                                    -----------   -----------
 NET ASSETS AVAILABLE FOR PLAN BENEFITS,
   END OF YEAR                                     $ 67,554,938  $ 82,490,167
                                                    ===========   ===========

 See notes to financial statements.

 JACK HENRY & ASSOCIATES, INC.
 401(k) EMPLOYEE STOCK OWNERSHIP PLAN


 NOTES TO FINANCIAL STATEMENTS
 YEARS ENDED DECEMBER 31, 2001 AND 2000
 ----------------------------------------------------------------------------

 1. DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The following description of Jack Henry & Associates, Inc. 401(k) Employee Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

    General - The Plan is a defined contribution, 401(k) plan covering all full-time employees of Jack Henry & Associates, Inc. (the "Company" or "JKHY") who have at least six months (one year in 1998) of service and have attained the age of 21. The Company is the Plan Administrator and has appointed a trustee to hold and invest Plan assets. In April 2002, the Company's Board of Directors appointed Diversified Investment Advisors as the Plan administrator and Investor's Bank and Trust as the Plan trustee effective July 1, 2002. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

    Contributions - Participants may contribute up to fifteen percent of pretax annual compensation, as defined in the Plan, to the maximum contribution allowable under section 401(k) of the Internal Revenue Code. The Company matches 100 percent of participant contributions up to a maximum match of the lessor of 5% of the participant's annual compensation or $5,000.

    In addition, the Company may make a special discretionary contribution. The amount of the discretionary contribution is determined by the Company. Participants must be actively employed on the last day of the Plan year to share in any discretionary contributions.

    Vesting - Participants are immediately vested in their voluntary contributions, the employer's matching contribution and the earnings on these contributions. Vesting in the employer's discretionary portions of their accounts is based on years of continuous service with an employee becoming fully vested after six years of continuous service.

    Benefits - Upon termination of service, an employee may elect to receive a lump-sum amount equal to the value of his or her account at either the time of termination or at the end of the Plan year. An employee may also elect to receive the value of his or her account in installment payments or have the balance rolled over into an Individual Retirement Account.

    Participant Loans - Participants may borrow for qualifying reasons as defined in the Plan, from their fund accounts up to a maximum of $50,000 or 50% of their vested account balances. Loan terms range from one to fifteen years for a mutually agreed term between the participant and Plan administrator. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates (ranging from 7.0% to 11.5%, as determined by the Plan administrator. Principal and interest are paid through payroll deductions.

    Benefits Payable - Benefits are recorded when paid. As of December 31, 2001 and 2000, distributions payable to Plan participants amounted to $41,561 and $5,908, respectively.

    Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis.

    Investment Valuation - Valuation occurs monthly by determining each investment's fair value on the valuation date, which is the last business day of each calendar month. Fair value is determined using public market quotations if available. Non-publicly traded investments (Diversified Investment Advisors - Fixed Fund) have been reported based on values provided by the Plan trustee. Participant loans are reported at cost, which approximates fair value.

    Basis of Allocation - Investment income and gain or loss of the fund assets are allocated to the participants based on the participant's account balance in each fund. Forfeitures are allocated to participants based on participant's account balance in relation to total account balances of all Plan participants. Discretionary contributions, if any, are allocated based on eligible compensation.

    Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

 2. INVESTMENTS

    The Plan's deposits are maintained in money market accounts until the deposits are allocated to the participant self-directed funds based on the participant's percentage allocation election. The participant can elect direction of investments upon entering the Plan and may change the direction of investment options on a daily basis. Unless directed otherwise by participants, employer matching and discretionary contributions will be allocated in the same manner as employee contributions.

    The components of the Plan's individual investments which represent five percent or more of the Plan's net assets available for benefits at December 31, 2001 and 2000 are as follows:


                                                            Fair Value
                                                     ------------------------
                                                       2001          2000

    Common stock - Jack Henry & Associates, Inc.    $39,650,301   $57,168,546
    Diversified Investment Advisors - Balanced Fund   7,659,467     8,817,865
    Janus Equity Fund                                 8,645,657    10,386,435
    Diversified Investment Advisors - Fixed Fund      5,742,770     3,998,276

    During 2001 and 2000, the Plan's investments (including gains and  losses
    on  investments  bought,  sold,   as  well  as  held  during  the   year)
    appreciated (depreciated), as follows:

                                                         For the Year Ended
                                                      ------------------------
                                                         2001          2000

 Common stock - Jack Henry & Associates, Inc.        $(17,227,599) $31,812,638
 Diversified Investment Advisors - Balanced Fund       (2,054,000)  (1,808,072)
 Janus Equity Fund                                     (2,966,883)  (1,724,123)
 Diversified Investment Advisors - Fixed Fund             263,937      219,567
 Diversified Investment Advisors - Core Bond               (7,935)
 Diversified Investment Advisors - Value & Income          23,330
 Diversified Investment Advisors - Special Equity           5,730
 Diversified Investment Advisors - International
                                   Equity                     475
 Diversified Investment Advisors - Short Horizon           (1,724)
 Diversified Investment Advisors - Short/Intermediate
                                   Horizon                   (520)
 Diversified Investment Advisors - Intermediate
                                   Horizon                   (144)
 Diversified Investment Advisors - Intermediate/Long
                                   Horizon                   (889)
 Diversified Investment Advisors - Long Horizon             1,066
                                                      -----------   ----------
                                                     $(21,965,156) $28,500,010
                                                      ===========   ==========


 3. TRANSACTIONS WITH PARTIES-IN-INTEREST

    During 2001 and 2000, the Plan received approximately $229,499 and $179,693, respectively, in dividends from the Company. In addition, the Company pays certain fees on behalf of the Plan for accounting services.

 4. PLAN TERMINATION

    Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, employees become 100 percent vested in their accounts.

 5. TAX STATUS

    The Internal Revenue Service has determined and informed the Company by a letter dated September 10, 1996, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has since been amended and certain corrective actions have been taken, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                               *  *  *  *  *  *

 JACK HENRY & ASSOCIATES, INC.
 401(k) EMPLOYEE STOCK OWNERSHIP PLAN


 FORM 5500, SCHEDULE H, PART IV, LINE 4i -
 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
 DECEMBER 31, 2001
 -----------------------------------------------------------------------------

 Description of Investment                                          Fair Value

   Money Market Funds                                                  884,175

 *Common stock - Jack Henry & Associates, Inc. (1,813,298 share)   $39,650,301

   Janus Equity Fund (352,029 units)                                 8,645,657

   Diversified Investment Advisors - Balanced Fund (411,866 units)   7,659,467

   Diversified Investment Advisors - Fixed Fund (341,508 units)      5,742,770

   Diversified Investment Advisors - Value & Income (34,112 units)     745,491

   Diversified Investment Advisors - Core Bond (38,480 units)          483,674

   Diversified Investment Advisors - Long Horizon (38,202 units)       359,858

   Diversified Investment Advisors - Short Horizon (30,339 units)      328,882

   Diversified Investment Advisors - Intermediate/Long Horizon
                                     (19,432 units)                    214,116

   Diversified Investment Advisors - Special Equity (8,188 units)      179,294

   Diversified Investment Advisors - Intermediate Horizon
                                     (11,952 units)                    131,127

   Diversified Investment Advisors - International Equity
                                     (10,477 units)                    130,396

   Diversified Investment Advisors - Short/Intermediate
                                     (12,377 units)                    126,603

 *Notes receivable from participants (interest rates ranging
   from 7% to 11.5%; maturity dates from 2002 to 2011)                 437,220
                                                                    ----------
 TOTAL                                                             $65,719,031
                                                                    ==========

   *  Represents a party-in-interest to the Plan.